SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Globe Telecom, Inc.

(Exact name of Registrant as specified in its Charter)

5/F Globe Telecom Plaza

Pioneer Corner Madison Streets

1552 Mandaluyong City

Philippines

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report consists of a press release filed with the Philippine Securities and Exchange Commission and the Philippine Stock Exchange on June 14, 2004 regarding a recent United States Federal Communication Commission order.

Globe Telecom Announces Consent Solicitation for 9.750% Notes due 2012

July 6, 2004 – Globe Telecom (PSE: GLO) (the “Company”) announced today that it is soliciting consents from holders of its US$200 million 9.750% Senior Notes due 2012 (the “Notes”) to amend the indenture under which the Notes were issued in April, 2002. The proposed amendments will change certain covenants and other terms in the Indenture, including covenants related to the provision of financial statements and reports, limitations on restricted payments and designation of restricted and unrestricted subsidiaries.

The Company will pay a consent fee to holders of the Notes as of the record date that deliver valid consents that are not revoked and do not lapse, upon the terms and conditions of the consent solicitation. For each US$1,000 in principal amount of Notes, a consent fee in the amount of US$2.50 is payable as promptly as practicable following the effectiveness of an amended and restated indenture incorporating the proposed amendments not later than six months after the Expiration Time, as such may be extended by the Company.

The consent solicitation commenced today and will expire at 5:00 p.m., New York City time, on July 19, 2004, unless otherwise extended by the Company (the “Expiration Time”). Only record holders of Notes as of 5:00 p.m. New York City time, on July 2, 2004 will be eligible to consent to the proposed amendments. Adoption of the proposed amendments, and payment of the consent payments, is conditioned upon, among other things, the receipt of the consent of holders of not less than a majority in aggregate principal amount of the Notes (excluding Notes owned by the Company or any of its affiliates). Only those holders of Notes who have delivered and not revoked consents (which have not lapsed) prior to the Expiration Time will be entitled to receive a consent payment. The terms of the solicitation are more fully described in the Company’s Consent Solicitation Statement dated July 6, 2004 and a related consent form and instruction letter. For additional information regarding consent delivery procedures and the conditions of the consent solicitation, reference is made to the Consent Solicitation Statement and related documents.

The Company has retained UBS Limited, UBS AG, UBS Securities LLC and their affiliates, as Solicitation Agent with respect to the Consent Solicitation. The Company has also retained Georgeson Shareholder Communications Inc. as Information and Tabulation Agent. Information concerning the consent solicitation can be obtained by calling UBS Limited in London at +44 207 568 3118, UBS AG in Hong Kong at +852 2971 8040, or UBS Securities LLC in Stamford at +1 (203) 719-4210 or +1 (888) 722-9555 x4210 (U.S. toll free). Requests for assistance or additional sets of the consent solicitation materials may be directed to Georgeson Shareholder Communications Inc. in Sydney at +61 2 9240 7000, in New York at +1 (212) 440-9800 or +1 (866) 295-8149 (U.S. toll free), or in London at +44 870 703 6357.

This press release is not a consent solicitation, which shall be made solely by the Consent Solicitation Statement dated July 6, 2004, and related documents, and those documents should be consulted for additional information regarding consent procedures and the conditions for the consent solicitation.

Globe is one of the two leading providers of wireless communications services in the Philippines. With approximately 9.1 million wireless subscribers at March 31, 2004, Globe accounts for approximately 40% of the total wireless subscribers in the country. Globe also offers wireline voice communications and data transmission services and domestic and international long distance communications services or carrier services.

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For reference:

Rizza Maniego-Eala

Vice President – Financial Planning and Analysis

Tel No. +63 2 730-2982

Fax No. +63 2 739-0072

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Globe Telecom Inc.

By:	/s/ Delfin C Gonzalez, Jr.
Name:	Delfin C. Gonzalez, Jr.
Title:	Chief Financial Officer

Date: July 8, 2004